Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 8, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 160 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 25, 2024 and April 5, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the YieldMaxTM Bitcoin Option Income Strategy ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

General

1.	Please note that the Fund’s name is subject to the Names Rule. Please add an appropriate 80% test.

Response: The Trust confirms that the Prospectus has been revised to add the following 80% test:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in options contracts that utilize an Underlying ETP as the reference asset. For purposes of compliance with this investment policy, derivative contracts will be valued at their notional value.

An Underlying ETP is defined in the Prospectus as “one or more select U.S.-listed exchange-traded products (“ETP”) that seek exposure to Bitcoin, which is a “cryptocurrency.”

Principal Investment Strategies

2.	Please revise the principal investment strategy discussion to state that although bitcoin may be referred to as a “cryptocurrency” it is not yet widely accepted as a means of payment.

Response: The Trust confirms that the foregoing statement has been added to the Prospectus’ principal investment strategy discussion.

3.	In the principal investment strategies disclosure, please describe bitcoin and the bitcoin blockchain; the relationship of bitcoin to the bitcoin blockchain; and the use case that the bitcoin blockchain and bitcoin have been designed to support.

Response: The Trust confirms that such descriptions have been added to the Prospectus’ principal investment strategy disclosure. Such disclosures are substantially as follows:

Bitcoin Description:

Bitcoin, the first and most well-known cryptocurrency, operates on a decentralized network using blockchain technology to facilitate secure and anonymous transactions. Bitcoin represents a digital asset that functions as a medium of exchange utilizing cryptographic protocols to secure transactional processes, control the creation of additional units, and verify the transfer of assets. Its operation on a decentralized blockchain network ensures both transparency and immutability of records, without the need for a central authority. This innovative technology underpinning Bitcoin allows for peer-to-peer transactions and provides a framework for digital scarcity, making Bitcoin a unique investment commodity within the digital currency landscape.

Bitcoin Blockchain Description:

The Bitcoin blockchain constitutes a decentralized, digital ledger technology that chronologically and publicly records all Bitcoin transactions. This technology is characterized by its use of blocks, which are structurally linked in a chain through cryptographic hashes. Each block contains a list of transactions that, once verified and added to the blockchain through a consensus process known as proof of work, becomes irreversible and tamper-evident. The integrity, transparency, and security of the transactional data are maintained autonomously within the Bitcoin network, eliminating the necessity for central oversight and facilitating trust in a peer-to-peer system.

The relationship between Bitcoin and Bitcoin Blockchain:

Bitcoin is a digital currency that operates on the Bitcoin blockchain, a decentralized and cryptographic ledger system. The Bitcoin blockchain underpins the entire Bitcoin network, providing a secure and transparent mechanism for recording Bitcoin transactions. Each Bitcoin transaction is verified by network participants and permanently recorded on the Bitcoin blockchain, ensuring the integrity and traceability of the digital currency. Thus, while Bitcoin serves as a medium of exchange or store of value, the Bitcoin blockchain acts as the immutable record-keeping system that facilitates and authenticates the circulation and ownership of Bitcoin. This symbiotic relationship ensures that Bitcoin operates in a trustless and decentralized manner, with the Bitcoin blockchain maintaining the currency's history and scarcity.

Bitcoin and Bitcoin Blockchain Use Cases:

Bitcoin and the Bitcoin blockchain serve as innovative financial instruments within the digital economy, offering multiple use cases. Key applications include:

1.	Decentralized Transactions: Bitcoin facilitates peer-to-peer financial transactions globally without the need for intermediaries, reducing transaction costs and times. This feature makes it an attractive option for cross-border transfers and remittances.
2.	Store of Value: Due to its limited supply and decentralized nature, Bitcoin is perceived as a digital alternative to traditional stores of value like gold, potentially serving as a hedge against inflation and currency devaluation.
3.	Smart Contracts: While primarily associated with other blockchain platforms, the Bitcoin blockchain can execute smart contracts—self-executing contractual agreements with the terms directly written into code—thereby enabling automated and conditional transactions.
4.	Asset Tokenization: The Bitcoin blockchain provides a platform for tokenizing assets, converting rights to an asset into a digital token on the blockchain. This can include real estate, stocks, or other forms of assets, enhancing liquidity and market efficiency.
5.	Digital Identity Verification: Leveraging the security and immutability of the Bitcoin blockchain, companies can develop digital identity verification systems, enhancing privacy and reducing identity theft.
Top of Form

4.	Please revise the discussion of the Fund’s principal investment strategies and associated principal risks to discuss the activities of the Underlying ETF. Also disclose the following: (i) a statement that the Underlying ETF’s prospectus, periodic reports and other information filed with the SEC pursuant to the federal securities laws are available in the EDGAR database on the SEC’s website at www.sec.gov; and (ii) the name of the national securities exchange on which the underlying ETF is listed and the associated ticker symbol.

Response: The Trust confirms that the requested additional disclosure has been added to the Prospectus due to the fact that, as of the date of the prospectus, options contracts are available only one ETP, which is an exchange traded fund. The Trust intends to remove such disclosure at such time options contracts become available for more than one Bitcoin ETP.
5.	The Staff notes that it appears that the following statement is incorrect. “No Underlying ETP is expected to be registered as an investment company.” Please revise as appropriate.

Response: The Trust confirms that the foregoing statement has been removed from the Prospectus.
6.	It is the Staff’s understanding that covered call strategies are suited to stable markets in which volatility is low. With a view to improved strategy and risk disclosure, please explain the logic behind using bitcoin-based ETPs as the reference asset for the strategy, given bitcoin’s historical volatility. In this regard, please more clearly explain the link between income and volatility as well as the implications to the Fund and its total returns associated with such volatility.

Response: Tidal Investments LLC (the “Adviser”) respectfully holds a differing perspective on the aforementioned assertion. Covered call strategies serve various purposes, but they are commonly used to generate income on a position where an investor (here, the Fund) holds a moderately bullish outlook. Notably, the degree of volatility predominantly influences the generated income. Consequently, a reference asset characterized by low volatility will yield a commensurately low level of income, whereas a highly volatile reference asset will generate a higher income stream. The rationale behind introducing the Fund with such a strategy stems from the varying preferences among investors. While some investors may prefer a direct purchase of the Underlying ETP to adopt a long-only perspective on Bitcoin's price, other investors may seek to capitalize on Bitcoin's volatility by seeking to obtain yield through options trading. This Fund’s strategy seeks to provide such potential benefits through an actively managed investment approach.

In terms of the Fund’s total return potential, the Fund will generally perform best during periods when the price of Bitcoin rises slowly. The Fund will also generally outperform the price of Bitcoin during periods when Bitcoin prices decline or have flat performance. The Fund will generally underperform Bitcoin during periods when Bitcoin experiences significant price appreciation. However, it is worth noting that any derivative structure such as that employed by the Fund is path dependent, meaning that the Fund’s return is contingent on the path of the underlying asset's price movement over various points of time.

7.	Please clarify the second bullet pointed paragraph on the top of page 4.

Response: The Trust confirms that the foregoing paragraph has been clarified.
8.	With respect to the discussion of covered call writing, please clarify the price scenarios in which the Fund may gain or lose money based on a particular position. Consider breaking out the Item 9 disclosure to provide more clarity with respect to each scenario.

Response: The Trust has added a table to clarify the price scenarios in which the Fund may gain or lose money based on a particular position.
9.	Discuss how the Fund will select which Underlying ETPs on which to trade options.

Response: The Trust confirms that the Prospectus has been supplemented with a description of how the Fund’s investment sub-adviser selects Underlying ETPs on which to trade options.

Principal Investment Risks

10.	Bitcoin Investment Risk.
a.	Please disclose that the value of bitcoin has been, and continues to be, substantially dependent on speculation, such that trading and investing in bitcoin generally may not be based on fundamental analysis.
b.	Please discuss the exposure of bitcoin to instability in other speculative parts of the crypto/blockchain, such that an event that is not necessarily related to the security or utility of the bitcoin blockchain can nonetheless precipitate a significant decline in the price of bitcoin.
c.	Please also disclose the risks related to fragmentation and lack of regulatory compliance with regard to crypto asset trading platforms. Also, disclose that crypto asset trading platforms on which bitcoin is traded, and which may serve as a pricing source for the valuation of the bitcoin-linked derivatives held by the underlying ETF, are or may become subject to enforcement actions by regulatory authorities.
d.	Please clarify that the bitcoin blockchain may be vulnerable to attacks to the extent that there is a “miner” or group of miners that possess(es) more than 50% of the blockchain’s hashing power. Briefly discuss what hashing power is.
e.	Please clarify that proposed changes may not be adopted by a sufficient number of users and miners, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a fork) and give examples of forks.
f.	Please disclose that the bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers.
g.	With regard to the bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography.
h.	Please also explain the common impediments and/or disadvantages to adopting the bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price.
i.	Please explain that further development and use of the blockchain for its intended purposes are, and may continue to be, substantially dependent on Layer II solutions; briefly describe Layer II networks and any risks or challenges that they pose to the blockchain and bitcoin. In this regard, you should note the risks related to transactions, other than opening and closing transactions, being executed off the blockchain.
j.	Please also disclose the risks and challenges related to the adoption and use of other blockchains that support more advanced applications and use cases than the bitcoin blockchain, such as those blockchains that are specifically designed to support the development, deployment, and operation of smart contracts.
k.	Please do not refer to the markets on which bitcoin and other crypto assets traded as “exchanges.” Please refer to them as crypto asset trading platforms or other similar term that does not suggest that they are “exchanges” registered as, for example, national securities exchanges under Section 6 of the Securities and Exchange Act.

Response: The Trust confirms that the Fund’s Underlying ETP Risk - Bitcoin Investment Risk has been revised to address each of the foregoing risks.

11.	We note that this Fund will not be the first of its kind. Consider discussing in the risk factor section, that the Fund does not necessarily have a new investment objective and strategy.

Response: The Trust respectfully declines to add such disclosure. The fact that the Fund’s strategy is not completely unique is not, in the Trust’s view, a principal investment risk. In addition, the Trust notes that Prospectus includes disclosure that states that “There can be no assurance that the Fund will grow to or maintain an economically viable size.”
12.	With respect to Focused Portfolio Risk, please consider consolidating it with non-diversification risk or clarifying the differences between these two risks. Please also disclose the risks associated with concentrating more than 25% of the Fund’s investments that provide exposure to bitcoin.

Response: The Registrant has revised Focused Portfolio Risk disclosure to specifically relate to the concentration in investments that provide exposure to bitcoin:

Focused Portfolio Risk: The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in investments that provide indirect exposure to bitcoin.

Other Information About the Fund

13.	Please revise the following statement to reflect what the Fund will be investing in: “However, the impact of any individual Underlying ETP's decrease will be proportional to its weight in the Fund's portfolio.” Also, please revise, if applicable, to refer to options positions instead of the actual Underlying ETP’s positions.

Response: The Trust confirms that the foregoing statement has been revised to reflect the Fund’s use of options.

Item 9 Risk Disclosures

14.	Consider combining Infectious Illness Risk with Recent Market Events Risk disclosure.

Response: The Trust confirms the Prospectus’ Recent Market Events Risk disclosure addresses infectious illness risks. The stand-alone Infectious Illness Risk has been removed from the Prospectus.

15.	Please explain the context of Market Capitalization Risks.

Response: The Trust confirms that the foregoing risk is inapplicable to the Fund and has been removed.
16.	Please tailor the Sector Risk to the sector in which the Fund invests.

Response: The Trust has determined that the risks included in Sector Risk are already included in other risk disclosure. As a result, Sector Risk has been removed as a stand-alone risk from the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

17.	Please supplementally confirm that the Fund’s code of ethics applies to transactions in bitcoin or bitcoin-linked investments/derivatives and that Access Persons, as defined in Rule 17j-1 of the Investment Companies Act, will be required to preclear such transactions.

Response: The Trust hereby confirms that the Adviser’s code of ethics has been updated to apply to transactions in bitcoin or bitcoin-linked investments/derivatives and that Access Persons, as defined in Rule 17j-1 of the Investment Companies Act, will be required to preclear such transactions.

GENERAL

18.	Supplementally provide the Staff with an outline of the Fund’s plans for coming into compliance with the Derivatives Risk Management rule, including a preliminary overview of key elements of the expected Derivatives Risk Management program and anticipated use of a relative (including anticipated designated index) or absolute VaR test. If using relative VaR, please identify the index.

Response: The Adviser is confident that the Fund will operate in full compliance with the Trust’s Rule 18f-4 Derivatives Risk program. The Adviser notes that it currently implements nearly identical strategies on companies with significant cryptocurrency exposure, such as Coinbase and MicroStrategy. Each of those Funds currently operate well within the program's guidelines. The Adviser will employ a relative VaR test for the Fund using the "S&P CME Bitcoin Futures Index" as its reference index. The Adviser selected that index in light of the Fund's portfolio composition, which involves purchasing and selling options on related assets.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC